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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  Schedule 13D
                    Under the Securities Exchange Act of 1934


                             Ravenwood Bourne, Ltd.
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
                         (Title of Class of Securities)
                                    75443F103
                                   -----------
                                 (CUSIP Number)

                            Laura E. Anthony, Esquire
                         330 Clematis Street, Suite 217
                            West Palm Beach, FL 33401
                                  (561)514-0936
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 October 17 2007
             (Date of Event Which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

        NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section ss.240.13d-7 for other parties to whom copies are to be sent.

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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   1.   Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only)
        Michael Anthony, as sole beneficial owner of Century Capital Partners, LLC and Corporate Services International, Inc.
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   2.   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) |_|
                                                                         (b) |_|

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   3.   SEC Use Only

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   4.   Source of Funds (See Instructions)
        PF

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   5.   Check if Disclosure of Legal Proceedings is Required Pursuant to
        Items 2(d) or 2(e)
                                                                             |_|

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   6.   Citizenship or Place of Organization
        United States

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Number of                         7.   Sole Voting Power
Shares                                 11,200,000 common

Beneficially                      ---------------------------------------------
Owned by                          8.   Shared Voting Power
Each                                   0
Reporting                         ---------------------------------------------
Person                            9.   Sole Dispositive Power
With                                   11,200,000 common

                                  ---------------------------------------------
                                  10.  Shared Dispositive Power
                                       0
                                  ---------------------------------------------
  11.   Aggregate Amount Beneficially Owned by Each Reporting Person
        11,200,000 common

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  12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
        (See Instructions)
                                                                             |_|
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  13.   Percent of Class Represented by Amount in Row (11)
        99%

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  14.   Type of Reporting Person (See Instructions)
        IN

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Item 1. Security and Issuer.

        This statement on Schedule 13D relates to the common stock, par value $0.001 per share ("Common Stock"),of Ravenwood Bourne, Ltd, a Delaware corporation (the "Company"). The address of the Company's principal executive offices is c/o 330 Clematis Street, Suite 217, West Palm Beach, Florida 33401


Item 2. Identity and Background.

         (a)      Michael Anthony

         (b) Business Address: 330 Clematis Street, Suite 217, West Palm Beach, Florida 33401.

         (c) President of Real Estate service provider business; Consultant; and current President of Issuer

         (d)      Criminal Proceedings: None

         (e)      Civil Proceedings: None

         (f)      Citizenship: United States


Item 3. Source and Amount of Funds or Other Consideration.

         From June, 2007 through October, 2007 Century Capital Partners, LLC invested $12,562.00 as a capital investment into the Company. In consideration for the capital contribution, on or near October 17, 2007 Ravenwood Bourne issued to Century Capital Partners, LLC 90,000,000 shares of its common stock (1,200,000 shares post reverse) representing approximately 88% of its common stock outstanding on that date.

         On or near August 27, 2008, Corporate Services International agreed to contribute $20,000 as paid in capital to Ravenwood Bourne, the entire amount of which was paid to Ravenwood Bourne on November 4, 2008. This capital contribution is separate from and in addition to the $12,562 capital contribution by Century Capital Partners, LLC. In exchange for the $20,000 capital contribution by Corporate Services International, the Company issued 1,000,000 shares of its Series B Preferred Stock. Corporate Services International is a personal use business consulting company of which Michael Anthony is the sole officer and director. On January 19, 2009, Corporate Services International, Inc. converted the 1,000,000 shares of Series B Preferred Stock into 10,000,000 shares of common stock.

         All funds were the personal funds of Mr. Anthony, Century Capital Partners and Corporate Services International.

Item 4. Purpose of Transaction.

         The purpose of the transaction was to obtain the necessary capital contribution in order to pay for the costs of reinstating the Company with the state and paying all past due franchise taxes, reinstating the Company and bringing it into good standing with its transfer agent, hold a shareholder's meeting, and to have audited financial statements prepared and to have the

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necessary filings with the Securities and Exchange Commission, so as to make the
Company a reporting company. In addition, the Company requires ongoing consulting and advisory services to assist in ensuring the completion and filing of reports to keep the Company compliant with the Securities Act of 1934. Moreover, the Company requires the ongoing services of a committed and interested individual and entity, to assist the Company with locating a viable merger partner and properly consummating such transaction. Accordingly, in addition to obtaining a capital contribution, the purpose of the transaction, was to obtain the current and ongoing services of Michael Anthony.


         Mr. Anthony does not have any present plans or proposals that relate to or would result in the occurrence of any of the events or matters described in
Item 4(a)-(j) of Schedule 13D. However, Mr. Anthony is seeking a merger or acquisition partner which could result in a transaction under Item 4(a),(b),
(d)or (g) of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

         (a) Mr. Anthony is deemed the beneficial owner of 11,200,000 shares of Common Stock of the Company representing 99% of the Common Stock of the Company outstanding. Mr. Anthony does not own any options or other convertible rights.

         (b) Mr. Anthony has sole voting power over 11,200,000 shares of the Common Stock and shared voting power over 0 shares of the Common Stock. He has sole dispositive power over 11,200,000 shares of the Common Stock and shared dispositive power over 0 shares of the Common Stock.

         (c) Mr. Anthony has not effected any transactions in the Common Stock during the past 60 days.

        (d) No other person has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities owned by Mr. Anthony.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        The information set forth under Items 3, 4 and 5 and the agreement referred to herein is incorporated herein by reference.



Item 7. Material to be Filed as Exhibits.


SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 11, 2010




                                         By: /s/ MICHAEL ANTHONY
                                             ------------------------------
                                         Name/Title: Michael Anthony